Harvard Ave Acquisition Corporation

c/o Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, NY 10017

VIA EDGAR

September 25, 2025

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Harvard Ave Acquisition Corporation

Amendment No.3 to Registration Statement on Form S-1

Filed September 19, 2025

File No. 333-284826

Dear Mr. Holt:

Harvard Ave Acquisition Corporation (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated September 24, 2025, regarding the Company’s Amendment No.3 to the Registration Statement on Form S-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is filing Amendment No.4 to the Registration Statement (the “Amendment No.4”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No.4. Capitalized terms used but not defined herein are used herein as defined in the Amendment No.4.

Amendment No. 3 to Registration Statement on Form S-1 filed September 19, 2025

Description of Securities, page 138

1.	Please revise here, and elsewhere as appropriate, to disclose the exclusive forum provision of each of your amended and restated memorandum and articles of association and the rights agreement. For example, describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out; describe any risks or other impacts on investors; and address any uncertainty about enforceability.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 46, 145, and 151 of Amendment No. 4.

Exhibits

2.

The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . . ." Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states that funds in the trust account will not be released until the completion of your initial business combination.

Please revise to address these inconsistencies.

Response: In response to the Staff’s comment, we have revised Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 to Amendment No. 4 to state that the funds in the Company’s trust account will not be released until a business combination has been consummated, or will be consummated concurrently with the transfer of funds to the accounts as directed by the Company.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger of Robinson & Cole LLP, at (212) 451-2907.

Very truly yours,

By:	/s/ Sung Hyuk Lee
Sung Hyuk Lee

cc:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP